

August 4, 2014

<u>Via E-mail</u>
Richard Palmer
Chief Financial Officer
Global Clean Energy Holdings, Inc.
2790 Skypark Drive, Suite 105
Torrance, California 90505

> **Re: Global Clean Energy Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 29, 2013**
> **Form 10-Q for the Quarter Ended September 30, 2013**
> **Filed November 7, 2013**
> **Form 8-K furnished May 30, 2013**
> **Response Letter Dated May 16, 2014**
> **File No. 000-12627**

Dear Mr. Palmer:

We issued comments to you on the above captioned filing(s) on May 30, 2014. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by August 18, 2014.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Claire Erlanger at (202) 551-3301 or me at (202) 551-3813 if you have any questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief